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GEOFFREY CHAN *

SHU DU *

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CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND  & WALES)

* (ALSO ADMITTED IN NEW  YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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January 11, 2021

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zhihu Inc.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Zhihu Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s Class A ordinary shares, par value US$0.000125 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the non-public draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

In this submission, the Company has included (i) its audited consolidated financial statements and selected financial information as of and for the fiscal year ended December 31, 2019, and (ii) its unaudited interim consolidated financial statements and selected financial information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020. The Company intends to include the audited consolidated financial statements as of and for the fiscal year ended December 31, 2020 in a subsequent filing with the Commission when they become available.

The Company has omitted from this submission its audited consolidated financial statements and selected financial information as of and for the fiscal year ended December 31, 2018, because the Company reasonably believes that such financial statements and selected financial information will not be required at the time when the registration statement on Form F-1 is publicly filed, in accordance with the Commission’s Compliance and Disclosure Interpretations relate to the Fixing America’s Surface Transportation (FAST) Act.

*    *    *

Draft Registration Statement

Securities and Exchange Commission

January 11, 2021

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Vincent Cheuk, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 (10) 6533-2010 or via email at vincent.cheuk@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Yuan Zhou, Chairman of the Board of Directors and Chief Executive Officer, Zhihu Inc.

Wei Sun, Chief Financial Officer, Zhihu Inc.

Peng Qi, General Counsel, Zhihu Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Vincent Cheuk, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP